Exhibit 99.2

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended December 31, 2023
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended December 31, 2023

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)
For the periods ended December 31,
($ millions, except per share amounts)

		Three Months Ended		Twelve Months Ended
	Notes	2023	2022	2023	2022

Revenues	1
Gross Sales		14,036	14,938	55,474	71,765
Less: Royalties		902	875	3,270	4,868
		13,134	14,063	52,204	66,897
Expenses	1
Purchased Product (1)		6,558	6,920	24,715	33,958
Transportation and Blending (1)		2,662	2,720	10,141	11,126
Operating (1)		1,563	1,456	6,352	5,816
(Gain) Loss on Risk Management	22	(28)	96	61	1,636
Depreciation, Depletion and Amortization	6,10,11,13	1,270	1,470	4,644	4,679
Exploration Expense	9	32	2	42	101
(Income) Loss From Equity-Accounted Affiliates	12	(28)	(4)	(51)	(15)
General and Administrative		71	320	688	865
Finance Costs	4	178	189	671	820
Interest Income		(33)	(37)	(133)	(81)
Integration, Transaction and Other Costs		36	27	85	106
Foreign Exchange (Gain) Loss, Net	5	(74)	(63)	(67)	343
Revaluation (Gain) Loss	3	1	—	34	(549)
Re-measurement of Contingent Payments	15	(24)	20	59	162
(Gain) Loss on Divestiture of Assets		(3)	(25)	(14)	(269)
Other (Income) Loss, Net		(21)	(65)	(63)	(532)
Earnings (Loss) Before Income Tax		974	1,037	5,040	8,731
Income Tax Expense (Recovery)	7	231	253	931	2,281
Net Earnings (Loss)		743	784	4,109	6,450

Net Earnings (Loss) Per Common Share ($)	8
Basic		0.39	0.40	2.15	3.29
Diluted		0.39	0.39	2.12	3.20

(1)Comparative periods reflect certain revisions. See Note 26.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended December 31,
($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2023	2022	2023	2022

Net Earnings (Loss)		743	784	4,109	6,450
Other Comprehensive Income (Loss), Net of Tax	19
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post- Employment Benefits		(59)	13	(44)	71
Change in the Fair Value of Equity Instruments at FVOCI (1)	22	56	—	56	2
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(243)	(183)	(274)	713
Total Other Comprehensive Income (Loss), Net of Tax		(246)	(170)	(262)	786
Comprehensive Income (Loss)		497	614	3,847	7,236

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)
As at December 31,
($ millions)

	Notes	2023	2022

Assets
Current Assets
Cash and Cash Equivalents		2,227	4,524
Accounts Receivable and Accrued Revenues		3,035	3,473
Income Tax Receivable		416	121
Inventories		4,030	4,312
Total Current Assets		9,708	12,430
Restricted Cash	16	211	209
Exploration and Evaluation Assets, Net	1,9	738	685
Property, Plant and Equipment, Net	1,10	37,250	36,499
Right-of-Use Assets, Net	1,11	1,680	1,845
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	12	366	365
Other Assets	13	318	342
Deferred Income Taxes		696	546
Goodwill	1	2,923	2,923
Total Assets		53,915	55,869

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		5,480	6,124
Income Tax Payable		88	1,211
Short-Term Borrowings	14	179	115
Lease Liabilities	11	299	308
Contingent Payments	15	164	263
Total Current Liabilities		6,210	8,021
Long-Term Debt	14	7,108	8,691
Lease Liabilities	11	2,359	2,528
Contingent Payments	15	—	156
Decommissioning Liabilities	16	4,155	3,559
Other Liabilities	17	1,183	1,042
Deferred Income Taxes		4,188	4,283
Total Liabilities		25,203	28,280
Shareholders’ Equity		28,698	27,576
Non-Controlling Interest		14	13
Total Liabilities and Equity		53,915	55,869

Commitments and Contingencies	25

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 18)	(Note 18)	(Note 18)			(Note 19)

As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	6,450	—	6,450	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	786	786	—
Total Comprehensive Income (Loss)	—	—	—	—	6,450	786	7,236	—
Common Shares Issued Under Stock Option Plans	170	—	—	(32)	—	—	138	—
Purchase of Common Shares Under NCIB (2)	(959)	—	—	(1,571)	—	—	(2,530)	—
Warrants Exercised	93	—	(31)	—	—	—	62	—
Stock-Based Compensation Expense	—	—	—	10	—	—	10	—
Base Dividends on Common Shares	—	—	—	—	(682)	—	(682)	—
Variable Dividends on Common Shares	—	—	—	—	(219)	—	(219)	—
Dividends on Preferred Shares	—	—	—	—	(35)	—	(35)	—
Non-Controlling Interest	—	—	—	—	—	—	—	1
As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	4,109	—	4,109	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(262)	(262)	—
Total Comprehensive Income (Loss)	—	—	—	—	4,109	(262)	3,847	—
Common Shares Issued Under Stock Option Plans	58	—	—	(12)	—	—	46	—
Purchase of Common Shares Under NCIB (2)	(373)	—	—	(688)	—	—	(1,061)	—
Warrants Exercised	26	—	(8)	—	—	—	18	—
Warrants Purchased and Cancelled	—	—	(151)	—	(562)	—	(713)	—
Stock-Based Compensation Expense	—	—	—	11	—	—	11	—
Base Dividends on Common Shares	—	—	—	—	(990)	—	(990)	—
Dividends on Preferred Shares	—	—	—	—	(36)	—	(36)	—
Non-Controlling Interest	—	—	—	—	—	—	—	1
As at December 31, 2023	16,031	519	25	2,002	8,913	1,208	28,698	14

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended December 31,
($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2023	2022	2023	2022

Operating Activities
Net Earnings (Loss)		743	784	4,109	6,450
Depreciation, Depletion and Amortization	6,10,11,13	1,270	1,470	4,644	4,679
Deferred Income Tax Expense (Recovery)	7	166	17	(250)	642
Unrealized (Gain) Loss on Risk Management	22	(36)	(38)	52	(126)
Unrealized Foreign Exchange (Gain) Loss	5	(111)	(54)	(210)	365
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	—	98	146
Revaluation (Gain) Loss	3	1	—	34	(549)
Re-measurement of Contingent Payments		(24)	20	59	(469)
(Gain) Loss on Divestiture of Assets		(3)	(25)	(14)	(269)
Unwinding of Discount on Decommissioning Liabilities	16	55	44	220	176
(Income) Loss From Equity-Accounted Affiliates	12	(28)	(4)	(51)	(15)
Distributions Received From Equity-Accounted Affiliates	12	32	11	149	65
Other		(3)	121	(37)	(117)
Settlement of Decommissioning Liabilities	16	(65)	(49)	(222)	(150)
Net Change in Non-Cash Working Capital	24	949	673	(1,193)	575
Cash From (Used in) Operating Activities		2,946	2,970	7,388	11,403

Investing Activities
Acquisitions, Net of Cash Acquired	3	(14)	(7)	(515)	(397)
Capital Investment	1	(1,170)	(1,274)	(4,298)	(3,708)
Proceeds From Divestitures		—	45	12	1,514
Payment on Divestiture of Assets		—	—	—	(50)
Net Change in Investments and Other		(24)	(26)	(125)	(211)
Net Change in Non-Cash Working Capital	24	(72)	92	(369)	538
Cash From (Used in) Investing Activities		(1,280)	(1,170)	(5,295)	(2,314)

Net Cash Provided (Used) Before Financing Activities		1,666	1,800	2,093	9,089

Financing Activities	24
Net Issuance (Repayment) of Short-Term Borrowings		159	115	58	34
Repayment of Long-Term Debt	14	—	—	(1,346)	(4,149)
Principal Repayment of Leases	11	(72)	(74)	(288)	(302)
Common Shares Issued Under Stock Option Plans		3	5	46	138
Purchase of Common Shares Under NCIB	18	(350)	(387)	(1,061)	(2,530)
Payment for Purchase of Warrants	18	(111)	—	(711)	—
Proceeds From Exercise of Warrants		2	11	18	62
Base Dividends Paid on Common Shares	8	(261)	(201)	(990)	(682)
Variable Dividends Paid on Common Shares	8	—	(219)	—	(219)
Dividends Paid on Preferred Shares	8	(9)	—	(36)	(26)
Other		—	—	(3)	(2)
Cash From (Used in) Financing Activities		(639)	(750)	(4,313)	(7,676)

Effect of Foreign Exchange on Cash and Cash Equivalents		(62)	(20)	(77)	238
Increase (Decrease) in Cash and Cash Equivalents		965	1,030	(2,297)	1,651
Cash and Cash Equivalents, Beginning of Period		1,262	3,494	4,524	2,873
Cash and Cash Equivalents, End of Period		2,227	4,524	2,227	4,524

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value. The Company renamed its Canadian Manufacturing segment to Canadian Refining in 2023.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66). Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt. The Company renamed its U.S. Manufacturing segment to U.S. Refining in 2023.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended December 31

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2023	2022	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	6,477	6,653	806	1,153	514	445	7,797	8,251
Less: Royalties	841	784	27	70	34	21	902	875
	5,636	5,869	779	1,083	480	424	6,895	7,376
Expenses
Purchased Product (1)	226	516	437	563	—	—	663	1,079
Transportation and Blending (1)	2,809	2,922	78	59	7	3	2,894	2,984
Operating	615	733	146	138	103	84	864	955
Realized (Gain) Loss on Risk Management	24	59	(5)	75	—	—	19	134
Operating Margin	1,962	1,639	123	248	370	337	2,455	2,224
Unrealized (Gain) Loss on Risk Management	(29)	(9)	(5)	6	—	—	(34)	(3)
Depreciation, Depletion and Amortization	763	786	100	88	138	144	1,001	1,018
Exploration Expense	15	2	6	—	11	—	32	2
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	(28)	(4)	(28)	(4)
Segment Income (Loss)	1,213	860	22	154	249	197	1,484	1,211

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended December 31,	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	1,557	1,772	6,847	6,530	8,404	8,302
Less: Royalties	—	—	—	—	—	—
	1,557	1,772	6,847	6,530	8,404	8,302
Expenses
Purchased Product (1)	1,263	1,324	6,625	5,669	7,888	6,993
Transportation and Blending	—	—	—	—	—	—
Operating	168	170	658	589	826	759
Realized (Gain) Loss on Risk Management	—	—	(6)	(8)	(6)	(8)
Operating Margin	126	278	(430)	280	(304)	558
Unrealized (Gain) Loss on Risk Management	—	—	(4)	40	(4)	40
Depreciation, Depletion and Amortization	49	44	172	381	221	425
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	77	234	(598)	(141)	(521)	93
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

	Corporate and Eliminations		Consolidated
For the three months ended December 31,	2023	2022	2023	2022
Revenues
Gross Sales (1)	(2,165)	(1,615)	14,036	14,938
Less: Royalties	—	—	902	875
	(2,165)	(1,615)	13,134	14,063
Expenses
Purchased Product (1)	(1,993)	(1,152)	6,558	6,920
Transportation and Blending (1)	(232)	(264)	2,662	2,720
Operating (1)	(127)	(258)	1,563	1,456
Realized (Gain) Loss on Risk Management	(5)	8	8	134
Unrealized (Gain) Loss on Risk Management	2	(75)	(36)	(38)
Depreciation, Depletion and Amortization	48	27	1,270	1,470
Exploration Expense	—	—	32	2
(Income) Loss From Equity-Accounted Affiliates	—	—	(28)	(4)
Segment Income (Loss)	142	99	1,105	1,403
General and Administrative	71	320	71	320
Finance Costs	178	189	178	189
Interest Income	(33)	(37)	(33)	(37)
Integration, Transaction and Other Costs	36	27	36	27
Foreign Exchange (Gain) Loss, Net	(74)	(63)	(74)	(63)
Revaluation (Gain) Loss	1	—	1	—
Re-measurement of Contingent Payments	(24)	20	(24)	20
(Gain) Loss on Divestiture of Assets	(3)	(25)	(3)	(25)
Other (Income) Loss, Net	(21)	(65)	(21)	(65)
	131	366	131	366
Earnings (Loss) Before Income Tax			974	1,037
Income Tax Expense (Recovery)			231	253
Net Earnings (Loss)			743	784
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
ii) Results for the Twelve Months Ended December 31

	Upstream
For the twelve months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2023	2022	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	26,192	34,683	3,273	4,439	1,617	2,020	31,082	41,142
Less: Royalties	3,059	4,493	112	298	99	77	3,270	4,868
	23,133	30,190	3,161	4,141	1,518	1,943	27,812	36,274
Expenses
Purchased Product (1)	1,457	4,718	1,695	2,023	—	—	3,152	6,741
Transportation and Blending (1)	10,774	12,036	298	250	16	15	11,088	12,301
Operating	2,716	2,930	590	541	384	318	3,690	3,789
Realized (Gain) Loss on Risk Management	17	1,527	(5)	92	—	—	12	1,619
Operating Margin	8,169	8,979	583	1,235	1,118	1,610	9,870	11,824
Unrealized (Gain) Loss on Risk Management	15	(68)	(19)	13	—	—	(4)	(55)
Depreciation, Depletion and Amortization	2,993	2,763	386	370	487	585	3,866	3,718
Exploration Expense	19	9	6	1	17	91	42	101
(Income) Loss From Equity- Accounted Affiliates	6	8	—	—	(57)	(23)	(51)	(15)
Segment Income (Loss)	5,136	6,267	210	851	671	957	6,017	8,075

	Downstream
	Canadian Refining		U.S. Refining		Total
For the twelve months ended December 31,	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	6,233	7,792	26,393	30,218	32,626	38,010
Less: Royalties	—	—	—	—	—	—
	6,233	7,792	26,393	30,218	32,626	38,010
Expenses
Purchased Product (1)	4,919	6,389	23,354	26,020	28,273	32,409
Transportation and Blending	—	—	—	—	—	—
Operating	639	704	2,562	2,346	3,201	3,050
Realized (Gain) Loss on Risk Management	—	—	—	112	—	112
Operating Margin	675	699	477	1,740	1,152	2,439
Unrealized (Gain) Loss on Risk Management	—	—	(17)	18	(17)	18
Depreciation, Depletion and Amortization	185	208	486	640	671	848
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	490	491	8	1,082	498	1,573
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

	Corporate and Eliminations		Consolidated
For the twelve months ended December 31,	2023	2022	2023	2022
Revenues
Gross Sales (1)	(8,234)	(7,387)	55,474	71,765
Less: Royalties	—	—	3,270	4,868
	(8,234)	(7,387)	52,204	66,897
Expenses
Purchased Product (1)	(6,710)	(5,192)	24,715	33,958
Transportation and Blending (1)	(947)	(1,175)	10,141	11,126
Operating (1)	(539)	(1,023)	6,352	5,816
Realized (Gain) Loss on Risk Management	(3)	31	9	1,762
Unrealized (Gain) Loss on Risk Management	73	(89)	52	(126)
Depreciation, Depletion and Amortization	107	113	4,644	4,679
Exploration Expense	—	—	42	101
(Income) Loss From Equity-Accounted Affiliates	—	—	(51)	(15)
Segment Income (Loss)	(215)	(52)	6,300	9,596
General and Administrative	688	865	688	865
Finance Costs	671	820	671	820
Interest Income	(133)	(81)	(133)	(81)
Integration, Transaction and Other Costs	85	106	85	106
Foreign Exchange (Gain) Loss, Net	(67)	343	(67)	343
Revaluation (Gain) Loss	34	(549)	34	(549)
Re-measurement of Contingent Payments	59	162	59	162
(Gain) Loss on Divestiture of Assets	(14)	(269)	(14)	(269)
Other (Income) Loss, Net	(63)	(532)	(63)	(532)
	1,260	865	1,260	865
Earnings (Loss) Before Income Tax			5,040	8,731
Income Tax Expense (Recovery)			931	2,281
Net Earnings (Loss)			4,109	6,450
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
B) Revenues by Product

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Upstream
Oil Sands
Crude Oil (1)	5,510	5,622	22,550	28,921
NGLs (2)	55	169	352	877
Natural Gas and Other	71	78	231	392
Conventional
Crude Oil	179	81	589	429
NGLs (2)	208	220	799	926
Natural Gas and Other (1)	392	782	1,773	2,786
Offshore
Crude Oil	164	85	385	581
NGLs	80	84	280	354
Natural Gas	236	255	853	1,008
Total Upstream	6,895	7,376	27,812	36,274
Downstream
Canadian Refining
Synthetic Crude Oil	517	574	2,124	2,360
Diesel	466	620	1,752	2,164
Asphalt	140	138	571	620
Gasoline	112	111	522	948
Other Products and Services	322	329	1,264	1,700
U.S. Refining
Gasoline	3,039	2,936	12,375	14,116
Distillates	2,443	2,918	9,612	11,453
Asphalt	254	131	864	533
Other Products (1)	1,111	545	3,542	4,116
Total Downstream	8,404	8,302	32,626	38,010
Corporate and Eliminations (1)	(2,165)	(1,615)	(8,234)	(7,387)
Consolidated	13,134	14,063	52,204	66,897
(1)Comparative periods reflect certain revisions. See Note 26.
(2)Third-party condensate sales are included within NGLs.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
C) Geographical Information

	Revenues (1)
	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Canada (2)	6,300	6,843	25,128	33,314
United States (2)	6,518	6,881	25,943	32,221
China	316	339	1,133	1,362
Consolidated	13,134	14,063	52,204	66,897
(1)Revenues by country are classified based on where the operations are located.
(2)Comparative periods reflect certain revisions. See Note 26.

	Non-Current Assets (1)
As at December 31,	2023	2022
Canada	35,876	35,194
United States	5,230	4,824
China	1,608	2,064
Indonesia	344	365
Consolidated	43,058	42,447
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2023	2022	2023	2022	2023	2022
Oil Sands	729	674	24,443	24,657	849	638
Conventional	—	6	2,209	2,020	1	2
Offshore	9	5	2,798	2,549	102	152
Canadian Refining	—	—	2,469	2,466	28	252
U.S. Refining	—	—	5,014	4,482	268	329
Corporate and Eliminations	—	—	317	325	432	472
Consolidated	738	685	37,250	36,499	1,680	1,845

	Goodwill		Total Assets
As at December 31,	2023	2022	2023	2022
Oil Sands	2,923	2,923	31,673	32,248
Conventional	—	—	2,429	2,410
Offshore	—	—	3,511	3,339
Canadian Refining	—	—	2,960	3,172
U.S. Refining	—	—	8,660	8,324
Corporate and Eliminations	—	—	4,682	6,376
Consolidated	2,923	2,923	53,915	55,869

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
E) Capital Expenditures (1)

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Capital Investment
Oil Sands	618	681	2,382	1,792
Conventional	129	156	452	344
Offshore
Asia Pacific	3	3	7	8
Atlantic	161	82	635	302
Total Upstream	911	922	3,476	2,446

Canadian Refining	46	40	145	117
U.S. Refining	167	285	602	1,059
Total Downstream	213	325	747	1,176

Corporate and Eliminations	46	27	75	86
	1,170	1,274	4,298	3,708
Acquisitions (Note 3)
Oil Sands	2	—	37	1,609
Conventional	—	6	5	12
U.S. Refining (2)	—	—	385	—
	2	6	427	1,621

Total Capital Expenditures	1,172	1,280	4,725	5,329
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.
(2)In 2023, Cenovus was deemed to have disposed of its pre-existing interest in BP-Husky Refining LLC (“Toledo”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre‑existing interest in Toledo of $368 million.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2022.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed or disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2022, which were prepared in accordance with IFRS Accounting Standards as issued by the IASB.
These interim Consolidated Financial Statements were approved by the Board of Directors effective February 14, 2024.

3. ACQUISITIONS
A) BP-Husky Refining LLC
i) Summary of the Acquisition
On February 28, 2023, Cenovus acquired the remaining 50 percent interest in Toledo from BP Products North America Inc. (“bp”), previously a joint operation (the “Toledo Acquisition”). It provided Cenovus full ownership and operatorship of the refinery, and further integrating Cenovus’s heavy oil production and refining capabilities. Total consideration for the Toledo Acquisition was US$378 million (C$514 million) in cash, including working capital.
The Toledo Acquisition was accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Assumed
The final purchase price allocation was based on Management’s best estimate of fair value and was retrospectively adjusted to reflect items identified with new information obtained between February 28, 2023, and December 31, 2023, about conditions that existed at the acquisition date. Changes to identifiable assets acquired and liabilities assumed includes increases to PP&E of $96 million, partially offset by decreases of $66 million to inventories, $3 million to other liabilities and $1 million to accounts payable and accrued liabilities. The impact to depreciation, depletion and amortization (“DD&A”) as a result of these measurement period adjustments was not material and prior quarters have not been restated to reflect the impact of the measurement period adjustments.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

As at	February 28, 2023
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	69
Accounts Receivable and Accrued Revenues	3
Inventories	387
Property, Plant and Equipment	770
Right-of-Use Assets	33
Other Assets	10
Accounts Payable and Accrued Liabilities	(139)
Lease Liabilities	(33)
Decommissioning Liabilities	(5)
Other Liabilities	(73)
Total Identifiable Net Assets	1,022
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues was $3 million, all of which was collected.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
iii) Goodwill

As at	February 28, 2023
Total Purchase Consideration	514
Fair Value of Pre-Existing 50 Percent Ownership Interest in Toledo	508
Fair Value of Identifiable Net Assets	(1,022)
Goodwill	—
Fair Value of Pre-Existing 50 Percent Ownership Interest in BP-Husky Refining LLC
Prior to the Toledo Acquisition, Toledo was jointly controlled with bp and met the definition of a joint operation under IFRS 11, “Joint Arrangements”. Subsequent to the Toledo Acquisition, Cenovus controls Toledo, as defined under IFRS 10, “Consolidated Financial Statements”, and, accordingly Toledo was consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings (loss).
The acquisition-date fair value of the previously held interest was estimated to be $508 million and the net carrying value of Toledo assets was $554 million. Cenovus recognized a non-cash revaluation loss of $34 million ($23 million, after tax) on the re-measurement of its pre-existing interest in Toledo to fair value, net of $12 million in associated cumulative foreign currency translation adjustments.
iv) Transaction Costs
For the three and twelve months ended December 31, 2023, transaction costs of $nil and $11 million, respectively, (three and twelve months ended December 31, 2022 – $7 million and $9 million, respectively), were recognized in the Consolidated Statements of Earnings (Loss).
v) Revenue and Profit Contribution
The acquired business contributed revenues of $4.1 billion and a net loss of $85 million for the period from February 28, 2023, to December 31, 2023. On September 20, 2022, an incident occurred at the Toledo Refinery, resulting in the shutdown of the facility. The Toledo Refinery returned to full operations in June 2023. If the closing of the Toledo Acquisition had occurred on January 1, 2023, Cenovus’s consolidated pro forma revenues and net earnings for the year ended December 31, 2023, would be $52.2 billion and $4.0 billion, respectively. These amounts were calculated using results from the acquired business, adjusting them for:
•Additional DD&A that would be charged assuming the fair value adjustments to PP&E had applied from January 1, 2023.
•Additional accretion on the decommissioning liabilities if they had been assumed on January 1, 2023.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would be obtained if the Toledo Acquisition had actually occurred on January 1, 2023.
B) Sunrise Oil Sands Partnership
On August 31, 2022, Cenovus closed a transaction with BP Canada Energy Group ULC (“bp Canada”) to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership (“SOSP”), in northern Alberta (the “Sunrise Acquisition”). It provided Cenovus with full ownership and further enhanced Cenovus’s core strength in the oil sands.
The final purchase price allocation was based on Management’s best estimate of the assets acquired and liabilities assumed. No additional adjustments were made to the purchase price allocation in the period. For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2022.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

4. FINANCE COSTS

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Interest Expense – Short-Term Borrowings and Long-Term Debt	77	97	362	478
Net Premium (Discount) on Redemption of Long-Term Debt (1)	—	—	(84)	(29)
Interest Expense – Lease Liabilities (Note 11)	40	40	161	163
Unwinding of Discount on Decommissioning Liabilities (Note 16)	55	44	220	176
Other	14	10	32	37
	186	191	691	825
Capitalized Interest	(8)	(2)	(20)	(5)
	178	189	671	820
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(112)	(79)	(231)	365
Other	1	25	21	—
Unrealized Foreign Exchange (Gain) Loss	(111)	(54)	(210)	365
Realized Foreign Exchange (Gain) Loss	37	(9)	143	(22)
	(74)	(63)	(67)	343

6. IMPAIRMENT CHARGES AND REVERSALS
At each reporting date, the Company assesses its cash-generating units (“CGUs”) for indicators of impairment or when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. Goodwill is tested for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to the CGU to which it relates.
A) Upstream Cash-Generating Units
i) 2023 Impairment Charges
The Company tested CGUs with associated goodwill for impairment as at December 31, 2023, and there were no impairments. No impairment indicators were identified for the remaining CGUs.
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs with associated goodwill that were tested for impairment were estimated using fair value less costs of disposal (“FVLCOD”). Key assumptions used to estimate the present value of future net cash flows from reserves include expected production volumes, quantity of reserves, forward commodity prices, future development and operating expenses, all consistent with Cenovus’s independent qualified reserve evaluators (“IQREs”), and discount rates. Fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2023. All reserves were evaluated as at December 31, 2023, by the Company’s IQREs.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
Crude Oil, NGLs and Natural Gas Prices
The forward commodity prices as at December 31, 2023, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2024	2025	2026	2027	2028	Average Annual Increase Thereafter
West Texas Intermediate (“WTI”) (US$/bbl) (1)	73.67	74.98	76.14	77.66	79.22	2.00%
Western Canadian Select at Hardisty (2) (C$/bbl)	76.74	79.77	81.12	82.88	85.04	2.00%
Condensate at Edmonton (C$/bbl)	96.79	98.75	100.71	102.72	104.78	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (3)	2.20	3.37	4.05	4.13	4.21	2.00%
(1)Barrel ("bbl").
(2)Western Canadian Select at Hardisty (“WCS”).
(3)One thousand cubic feet (“Mcf”).
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 14 percent.
Sensitivities
A one percent increase in the discount rate or a five percent decrease in forward commodity price estimates would not impact the results of the impairment tests performed on CGUs with associated goodwill.
ii) 2022 Impairment Charges and Reversals
The Company tested the CGUs with associated goodwill for impairment as at December 31, 2022, and there were no impairments. The Company also tested the Sunrise CGU for impairment due to a decline in near-term forward prices between the date of the Sunrise Acquisition and December 31, 2022. The recoverable amount of the Sunrise CGU was in excess of its carrying amount and no impairment was recorded.
B) Downstream Cash-Generating Units
i) 2023 Impairment Charges and Reversals
As at December 31, 2023, there were no indicators of impairment or impairment reversals for the Company's downstream CGUs.
ii) 2022 Impairment Charges and Reversals
As at December 31, 2022, the Company identified indicators of impairment for the Toledo CGU due to the pending acquisition of the remaining 50 percent from bp and an incident at the Toledo Refinery, and for the Superior CGU with the commissioning of the asset in preparation for restart. The total carrying amount of the Toledo and Superior CGUs was greater than the recoverable amount. An impairment charge of $1.5 billion was recorded as additional DD&A in the U.S. Refining segment.
As at December 31, 2022, there were also indicators of impairment reversals for the Company’s Borger, Wood River and Lima CGUs due to an increase in forward crack spreads, resulting in higher margins for refined products. An assessment indicated the recoverable amount was greater than the carrying value of the associated CGUs. As at December 31, 2022, the Company reversed impairment charges of $1.2 billion, net of DD&A that would have been recorded had no impairment been recorded.
As at December 31, 2022, the aggregate recoverable amount of the U.S. Refining CGUs was estimated to be $5.4 billion.
Key Assumptions
The recoverable amount (Level 3) of the U.S. Refining CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included throughput, forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs and discount rates. Forward crack spreads are based on an average of third-party consultant forecasts.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
Crude Oil and Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at December 31, 2022, the forward prices used to determine future cash flows were:

(US$/barrel)	2023	2024	2025	2026	2027
WTI	80.33	78.50	76.95	77.61	79.16
Differential WTI – WTS (1)	(0.56)	(0.56)	(0.56)	(0.56)	(0.56)
Differential WTI – WCS	(23.32)	(19.09)	(17.42)	(15.87)	(15.74)
Chicago 3-2-1 Crack Spread	29.37	24.10	22.12	21.70	21.67
(1)West Texas Sour (“WTS”).
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to the year 2032.
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 15 percent and 18 percent based on the individual characteristics of the CGU, and other economic and operating factors.

7. INCOME TAXES

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Current Tax
Canada	100	128	1,041	1,252
United States	(113)	8	(109)	104
Asia Pacific	72	89	224	262
Other International	6	11	25	21
Total Current Tax Expense (Recovery)	65	236	1,181	1,639
Deferred Tax Expense (Recovery)	166	17	(250)	642
	231	253	931	2,281
For the year ended December 31, 2023, Cenovus reported a deferred tax recovery of $250 million of which $115 million related to a step-up in the U.S. tax basis on the Toledo Acquisition.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Net Earnings (Loss)	743	784	4,109	6,450
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)	(36)	(35)
Net Earnings (Loss) – Basic and Diluted	734	775	4,073	6,415

Basic – Weighted Average Number of Shares (thousands)	1,879,270	1,916,985	1,895,487	1,951,262
Dilutive Effect of Warrants	5,837	42,778	22,223	44,845
Dilutive Effect of Net Settlement Rights	5,340	7,359	7,150	10,045
Dilutive Effect of Cenovus Replacement Stock Options	583	—	580	—
Diluted – Weighted Average Number of Shares (thousands)	1,891,030	1,967,122	1,925,440	2,006,152

Net Earnings (Loss) Per Common Share – Basic ($)	0.39	0.40	2.15	3.29
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	0.39	0.39	2.12	3.20
(1)For the three and twelve months ended December 31, 2023, net earnings of $nil (three and twelve months ended December 31, 2022 – $16 million and $52 million, respectively), and no common shares (three and twelve months ended December 31, 2022 – 1.7 million and 1.6 million, respectively), related to the assumed exercise of the Cenovus replacement stock options were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
(2)For the three and twelve months ended December 31, 2023, net settlement rights (“NSRs”) of 1.4 million and 1.5 million, respectively, (three and twelve months ended December 31, 2022 – 52 thousand) were excluded from the calculation of diluted weighted average number of shares as the effect was anti-dilutive.
B) Common Share Dividends

	2023		2022
For the twelve months ended December 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.525	990	0.350	682
Variable Dividends	—	—	0.114	219
Total Common Share Dividends Declared and Paid	0.525	990	0.464	901
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 14, 2024, the Company’s Board of Directors declared a first quarter base dividend of $0.140 per common share, payable on March 28, 2024, to common shareholders of record as at March 15, 2024.
C) Preferred Share Dividends

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Series 1 First Preferred Shares	2	2	7	7
Series 2 First Preferred Shares	—	—	2	1
Series 3 First Preferred Shares	3	3	12	12
Series 5 First Preferred Shares	2	2	9	9
Series 7 First Preferred Shares	2	2	6	6
Total Preferred Share Dividends Declared	9	9	36	35
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the three and twelve months ended December 31, 2023, the Company paid $9 million and $36 million, respectively, in preferred share dividends (three and twelve months ended December 31, 2022 – $nil and $26 million, respectively).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
On January 2, 2024, the Company paid preferred share dividends of $9 million, as declared on November 1, 2023. On January 3, 2023, the Company paid preferred share dividends of $9 million, as declared on November 1, 2022.
On February 14, 2024, the Company’s Board of Directors declared first quarter dividends of $9 million payable on April 1, 2024, to preferred shareholders of record as at March 15, 2024.

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2022	685
Acquisition	31
Additions	84
Transfer to PP&E (Note 10)	(60)
Write-downs (1)	(29)
Change in Decommissioning Liabilities	28
Exchange Rate Movements and Other	(1)
As at December 31, 2023	738
(1)For the twelve months ended December 31, 2023, previously capitalized E&E costs of $14 million, $6 million and $9 million in the Oil Sands, Conventional and Offshore segments, respectively, were written off as exploration expense (2022 – $2 million and $62 million in the Oil Sands and Offshore segments, respectively), as the carrying value was not considered to be recoverable.

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2022	43,528	254	12,132	1,825	57,739
Acquisitions (Note 3) (2)	11	—	770	—	781
Additions	3,392	14	719	89	4,214
Transfer from E&E (Note 9)	60	—	—	—	60
Change in Decommissioning Liabilities	542	—	21	18	581
Divestitures (Note 3) (2)	(17)	—	(633)	(17)	(667)
Exchange Rate Movements and Other	(91)	4	(239)	(7)	(333)
As at December 31, 2023	47,425	272	12,770	1,908	62,375

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2022	14,302	106	5,547	1,285	21,240
Depreciation, Depletion and Amortization (3)	3,692	19	554	86	4,351
Divestitures (Note 3) (2)	(8)	—	(299)	(12)	(319)
Exchange Rate Movements and Other	(11)	4	(135)	(5)	(147)
As at December 31, 2023	17,975	129	5,667	1,354	25,125

CARRYING VALUE
As at December 31, 2022	29,226	148	6,585	540	36,499
As at December 31, 2023	29,450	143	7,103	554	37,250
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s PP&E was $334 million.
(3)For the twelve months ended December 31, 2023, DD&A includes asset write-downs of $20 million, $12 million and $38 million in the Oil Sands, Canadian Refining and U.S. Refining segments, respectively, (2022 – $26 million and $25 million in the Offshore and Canadian Refining segments, respectively).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

11. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2022	599	1,840	174	74	2,687
Acquisitions (Note 3) (3)	1	24	8	—	33
Additions	1	56	—	—	57
Divestitures (Note 3) (3)	—	—	(19)	—	(19)
Exchange Rate Movements and Other	(13)	44	(2)	(4)	25
As at December 31, 2023	588	1,964	161	70	2,783

ACCUMULATED DEPRECIATION
As at December 31, 2022	127	645	58	12	842
Depreciation	36	223	22	12	293
Divestitures (Note 3) (3)	—	—	(12)	—	(12)
Exchange Rate Movements and Other	(7)	(5)	(3)	(5)	(20)
As at December 31, 2023	156	863	65	19	1,103

CARRYING VALUE
As at December 31, 2022	472	1,195	116	62	1,845
As at December 31, 2023	432	1,101	96	51	1,680
(1)Includes railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles and other equipment.
(3)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s ROU assets was $7 million.
B) Lease Liabilities

Total
As at December 31, 2022	2,836
Acquisitions (Note 3) (1)	33
Additions	57
Interest Expense (Note 4)	161
Lease Payments	(449)
Divestitures (Note 3) (1)	(11)
Exchange Rate Movements and Other	31
As at December 31, 2023	2,658
Less: Current Portion	299
Long-Term Portion	2,359
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s lease liabilities was $11 million.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

12. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the upstream segments. The Company also holds the following joint operation in the U.S. Refining segment.
WRB Refining LP (“WRB”)
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture, distributions received and contributions paid are recorded in (income) loss from equity-accounted affiliates.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

	Twelve Months Ended
For the periods ended December 31,	2023	2022
Revenue	615	383
Expenses	545	350
Net Earnings (Loss)	70	33
Balance Sheet

As at December 31,	2023	2022
Current Assets (1)	334	247
Non-Current Assets	1,751	1,926
Current Liabilities	140	160
Non-Current Liabilities	1,188	1,293
Net Assets	757	720
(1)Includes cash and cash equivalents of $111 million (December 31, 2022 – $64 million).
For the twelve months ended December 31, 2023, the Company’s share of income from the equity-accounted affiliate was $57 million (2022 – $23 million). As at December 31, 2023, the carrying amount of the Company’s share of net assets was $344 million (December 31, 2022 – $365 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the twelve months ended December 31, 2023, the Company received $93 million of distributions from HCML (2022 – $42 million) and paid $35 million in contributions (2022 – $54 million).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company’s share of equity investment income related to the joint venture, in excess of cumulated unrecognized losses, distributions received and contributions paid, is recorded in (income) loss from equity-accounted affiliates.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

For the years ended December 31,	2023	2022
HMLP Net Earnings (Loss)	231	190
Cenovus’s Share of HMLP Net Earnings (Loss) (1)	(1)	(23)
Cenovus’s Share of HMLP Other Comprehensive Income (Loss) (1)	(2)	8
Distributions Received	56	23
Contributions Paid	62	31
(1)Cenovus does not receive 35 percent of HMLP’s net earnings and OCI due to the nature of the profit-sharing arrangement.
The carrying value of the Company’s investment in HMLP as at December 31, 2023, was $nil (December 31, 2022 – $nil) due to losses in excess of the equity investment. Cenovus had unrecognized cumulative losses from earnings and OCI, net of tax, of $31 million as at December 31, 2023 (December 31, 2022 – $28 million).

13. OTHER ASSETS

As at December 31,	2023	2022
Private Equity Investments (Note 22)	131	55
Precious Metals	76	86
Net Investment in Finance Leases	61	62
Long-Term Receivables and Prepaids	50	120
Intangible Assets (1)	—	19
	318	342
(1)For the twelve months ended December 31, 2022, $49 million of previously capitalized intangible asset costs were written off as DD&A in the Oil Sands segment as the carrying value was not considered to be recoverable.

14. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

As at December 31,	Notes	2023	2022
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	179	115
Total Debt Principal		179	115
i) Uncommitted Demand Facilities
As at December 31, 2023, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2022 – $1.9 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2023, there were outstanding letters of credit aggregating to $364 million (December 31, 2022 – $490 million) and no direct borrowings.
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at December 31, 2023, US$270 million was drawn on these facilities, of which Cenovus’s proportionate share was US$135 million (C$179 million). As at December 31, 2022, Cenovus’s proportionate share of the capacity was US$225 million and US$85 million (C$115 million) of this capacity was drawn.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
B) Long-Term Debt

As at December 31,	Notes	2023	2022
Committed Credit Facility (1)	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	5,028	6,537
Canadian Dollar Unsecured Notes	ii	2,000	2,000
Total Debt Principal		7,028	8,537
Debt Premiums (Discounts), Net, and Transaction Costs		80	154
Long-Term Debt		7,108	8,691
(1) The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
i) Committed Credit Facility
As at December 31, 2023, the Company had in place a committed credit facility that consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at December 31, 2023, no amount was drawn on the credit facility (December 31, 2022 – $nil).
ii) U.S. Dollar Denominated and Canadian Dollar Denominated Unsecured Notes
For twelve months ended December 31, 2023, the Company purchased US$1.0 billion (2022 – US$2.6 billion and C$750 million) in principal of its outstanding unsecured notes.
The principal amounts of the Company’s outstanding unsecured notes are:

	2023		2022
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Unsecured Notes
5.38% due July 15, 2025	133	176	133	181
4.25% due April 15, 2027	373	493	373	505
4.40% due April 15, 2029	183	241	240	324
2.65% due January 15, 2032	500	661	500	677
5.25% due June 15, 2037	333	441	583	790
6.80% due September 15, 2037	191	253	387	524
6.75% due November 15, 2039	652	862	935	1,267
4.45% due September 15, 2042	91	121	97	131
5.20% due September 15, 2043	27	36	29	39
5.40% due June 15, 2047	569	752	800	1,083
3.75% due February 15, 2052	750	992	750	1,016
	3,802	5,028	4,827	6,537
Canadian Dollar Unsecured Notes
3.60% due March 10, 2027		750		750
3.50% due February 7, 2028		1,250		1,250
		2,000		2,000
Total Unsecured Notes		7,028		8,537
As at December 31, 2023, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.
On November 3, 2023, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere as permitted by law. The base shelf prospectus will expire in December 2025. Offerings under the base shelf prospectus are subject to market conditions on terms set forth in one or more prospectus supplements.
Net Debt to Adjusted EBITDA

As at December 31,	2023	2022
Short-Term Borrowings	179	115
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	7,108	8,691
Total Debt	7,287	8,806
Less: Cash and Cash Equivalents	(2,227)	(4,524)
Net Debt	5,060	4,282

Net Earnings (Loss)	4,109	6,450
Add (Deduct):
Finance Costs	671	820
Interest Income	(133)	(81)
Income Tax Expense (Recovery)	931	2,281
Depreciation, Depletion and Amortization	4,644	4,679
Exploration and Evaluation Asset Write-downs	29	64
(Income) Loss From Equity-Accounted Affiliates	(51)	(15)
Unrealized (Gain) Loss on Risk Management	52	(126)
Foreign Exchange (Gain) Loss, Net	(67)	343
Revaluation (Gain) Loss	34	(549)
Re-measurement of Contingent Payments	59	162
(Gain) Loss on Divestiture of Assets	(14)	(269)
Other (Income) Loss, Net	(63)	(532)
Adjusted EBITDA (1)	10,201	13,227

Net Debt to Adjusted EBITDA (times)	0.5	0.3
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

As at December 31,	2023	2022
Net Debt	5,060	4,282

Cash From (Used in) Operating Activities	7,388	11,403
(Add) Deduct:
Settlement of Decommissioning Liabilities	(222)	(150)
Net Change in Non-Cash Working Capital	(1,193)	575
Adjusted Funds Flow (1)	8,803	10,978

Net Debt to Adjusted Funds Flow (times)	0.6	0.4
(1)Calculated on a trailing twelve-month basis.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
Net Debt to Capitalization

As at December 31,	2023	2022
Net Debt	5,060	4,282
Shareholders’ Equity	28,698	27,576
Capitalization	33,758	31,858

Net Debt to Capitalization (percent)	15	13

15. CONTINGENT PAYMENTS
In connection with the Sunrise Acquisition, Cenovus agreed to make quarterly variable payments, up to $600 million, from SOSP to bp Canada for up to eight quarters subsequent to August 31, 2022, when the average WCS price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum payment over the remaining term of the contract is $194 million.
The variable payment will be re-measured to fair value at each reporting date, with changes in fair value recorded to re-measurement of contingent payments.
In the twelve months ended December 31, 2023, payments totaled $299 million for the quarterly payment periods ending November 30, 2022, February 28, 2023, May 31, 2023, and August 31, 2023.

Total
As at December 31, 2022	419
Liabilities Settled or Payable	(314)
Re-measurement	59
As at December 31, 2023	164

16. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2022	3,559
Liabilities Incurred	14
Liabilities Acquired (Note 3) (1)	5
Liabilities Settled	(221)
Liabilities Disposed (Note 3) (1)	(5)
Change in Estimated Future Cash Flows	330
Change in Discount Rate	265
Unwinding of Discount on Decommissioning Liabilities (Note 4)	220
Exchange Rate Movements	(12)
As at December 31, 2023	4,155
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s decommissioning liabilities was $2 million.
As at December 31, 2023, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2022 – 6.1 percent) and assumes an inflation rate of two percent (December 31, 2022 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2023, the Company had $211 million in restricted cash (December 31, 2022 – $209 million).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

17. OTHER LIABILITIES

As at December 31,	2023	2022
Renewable Volume Obligation, Net (1)	397	101
Pension and Other Post-Employment Benefit Plan	276	201
Provision for West White Rose Expansion Project	156	204
Provisions for Onerous and Unfavourable Contracts	72	95
Employee Long-Term Incentives	100	245
Drilling Provisions	25	31
Deferred Revenue	—	45
Other	157	120
	1,183	1,042
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $785 million and $388 million, respectively (December 31, 2022 – $1.1 billion and $1.0 billion, respectively).

18. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	2023		2022
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,909,190	16,320	2,001,211	17,016
Issued Upon Exercise of Warrants	2,610	26	9,399	93
Issued Under Stock Option Plans	3,679	58	11,069	170
Purchase of Common Shares Under NCIB	(43,611)	(373)	(112,489)	(959)
Outstanding, End of Year	1,871,868	16,031	1,909,190	16,320
As at December 31, 2023, there were 45.5 million (December 31, 2022 – 43.1 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2023, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 133.2 million common shares from November 9, 2023, to November 8, 2024.
For the twelve months ended December 31, 2023, the Company purchased and cancelled 43.6 million common shares (2022 – 112.5 million) through the NCIB. The shares were purchased at a volume weighted average price of $24.32 per common share (2022 – $22.49) for a total of $1.1 billion (2022 – $2.5 billion). Paid in surplus was reduced by $688 million (2022 – $1.6 billion), representing the excess of the purchase price of the common shares over their average carrying value.
From January 1, 2024, to February 12, 2024, the Company purchased an additional 4.3 million common shares for $92 million. As at February 12, 2024, the Company can further purchase up to 118.3 million common shares under the NCIB.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
D) Issued and Outstanding – Preferred Shares
For the twelve months ended December 31, 2023, there were no preferred shares issued. As at December 31, 2023, there were 36 million preferred shares outstanding (December 31, 2022 – 36 million), with a carrying value of $519 million (December 31, 2022 – $519 million).

As at December 31, 2023	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.77	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1) The floating-rate dividend was 5.86 percent from December 31, 2022, to March 30, 2023; 6.29 percent for the period from March 31, 2023, to June 29, 2023; 6.29 percent from June 30, 2023, to September 29, 2023; and 6.89 percent for the period from September 30, 2023, to December 30, 2023.
E) Issued and Outstanding – Warrants

	2023		2022
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	55,720	184	65,119	215
Exercised	(2,610)	(8)	(9,399)	(31)
Purchased and Cancelled	(45,485)	(151)	—	—
Outstanding, End of Year	7,625	25	55,720	184
The exercise price of the warrants is $6.54 per share.
On June 14, 2023, Cenovus purchased and cancelled 45.5 million warrants. The price for each warrant purchased represented a price of $22.18 per common share, less the warrant exercise price of $6.54 per common share, for a total of $711 million. Retained earnings was reduced by $560 million, representing the excess of the purchase price of the warrants over their average carrying value, and $2 million in transaction costs.
The purchased warrants were paid in full by December 31, 2023.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	96	2	713	811
Income Tax (Expense) Recovery	(25)	—	—	(25)
As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(58)	63	(286)	(281)
Reclassification on Divestiture (Note 3)	—	—	12	12
Income Tax (Expense) Recovery	14	(7)	—	7
As at December 31, 2023	55	85	1,068	1,208

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

20. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
On February 27, 2023, Cenovus granted PSUs and RSUs to certain employees under its new Performance Share Unit Plan for Local Employees in the Asia Pacific Region and Restricted Share Unit Plan for Local Employees in the Asia Pacific Region. The PSUs are time-vested whole-share units that entitle employees to receive a cash payment equal to the value of a Cenovus common share. The number of units eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. The RSUs are whole-share units and entitle employees to receive, upon vesting, a cash payment equal to the value of a Cenovus common share.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at December 31, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	11,895	6,658
Cenovus Replacement Stock Options	1,005	1,005
Performance Share Units	10,243	—
Restricted Share Units	7,234	—
Deferred Share Units	1,691	1,691
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at December 31, 2023, were $13.66 and $6.49, respectively.

	Units Granted	Units Vested and Exercised/ Paid Out
For the twelve months ended December 31, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	1,571	3,839
Cenovus Replacement Stock Options	—	2,113
Performance Share Units	2,539	972
Restricted Share Units	2,961	2,300
Deferred Share Units	185	37

	Weighted Average Exercise Price	Units Exercised
For the twelve months ended December 31, 2023	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	12.85	3,621
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	17.02	218
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	9.98	2,110
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	3.54	3
(1)NSRs were net settled for 56 thousand common shares.
(2)Cenovus replacement stock options were net settled for 2 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Stock Options With Associated Net Settlement Rights	2	3	11	15
Cenovus Replacement Stock Options	(4)	17	(5)	53
Performance Share Units	(78)	117	47	183
Restricted Share Units	(10)	35	46	100
Deferred Share Units	(9)	8	(2)	22
Stock-Based Compensation Expense (Recovery)	(99)	180	97	373

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	31

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

21. RELATED PARTY TRANSACTIONS
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 12). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the three and twelve months ended December 31, 2023, the Company charged HMLP $48 million and $160 million, respectively (three and twelve months ended December 31, 2022 – $55 million and $188 million, respectively), for construction costs and management services.
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the three and twelve months ended December 31, 2023, the Company incurred costs of $90 million and $295 million, respectively (three and twelve months ended December 31, 2022 – $66 million and $263 million, respectively), for the use of HMLP’s pipeline systems, as well as for transportation and storage services.

22. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and certain portions of other assets and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and other liabilities, approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at December 31, 2023, the carrying value of Cenovus’s long-term debt was $7.1 billion and the fair value was $6.6 billion (December 31, 2022, carrying value – $8.7 billion; fair value – $7.8 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

2023
Fair Value, Beginning of Year	55
Acquisitions	13
Changes in Fair Value	63
Fair Value, End of Year	131
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other liabilities and other assets (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power, power and foreign exchange contracts. The Company may also enter into swaps, forwards, and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined product and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	32

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	2023			2022
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	11	19	(8)	2	40	(38)
Power Swap Contracts	2	—	2	1	7	(6)
Renewable Power Contracts	18	—	18	90	—	90
	31	19	12	93	47	46
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2023	2022
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(6)	(44)
Level 3 – Prices Sourced From Partially Unobservable Data	18	90
	12	46
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

2023
Fair Value of Contracts, Beginning of Year	46
Change in Fair Value of Contracts Entered Into During the Year	(45)
Fair Value of Contracts Realized During the Year	9
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	2
Fair Value of Contracts, End of Year	12
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Realized (Gain) Loss	8	134	9	1,762
Unrealized (Gain) Loss	(36)	(38)	52	(126)
(Gain) Loss on Risk Management	(28)	96	61	1,636
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	33

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
D) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value in the contingent payments. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing that was discounted using a credit-adjusted risk-free rate. Fair value of the variable payment was calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2023, the fair value of the variable payment was estimated to be $164 million applying a credit-adjusted risk-free rate of 5.6 percent.
As at December 31, 2023, average WCS forward pricing for the remaining term of the variable payment is $71.86 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 39.4 percent and 5.8 percent, respectively.
As at December 31, 2023, changes in WCS forward prices, with fluctuations in all other variables held constant, could have impacted earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $10.00 per barrel	(21)	45
As at December 31, 2023, a 10 percent increase or decrease in WTI option price volatility, or a five percent increase or decrease in Canadian to U.S. dollar foreign exchange rate option volatility would have resulted in nominal changes to earnings before income tax.

23. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements, such as renewable power contracts or power swaps, to manage exposure to future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions.
To manage exposure to interest rate volatility, the Company may enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps.
As at December 31, 2023, the fair value of risk management positions was a net asset of $12 million (see Note 22). As at December 31, 2023, there were no foreign exchange contracts, interest rate contracts or cross currency interest rate swap contracts outstanding. As at December 31, 2022, there were forward exchange contracts with a notional value of US$168 million outstanding.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	34

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
Net Fair Value of Risk Management Positions

As at December 31, 2023	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	3.5 MMbbls	January 2024 – December 2024	US$75.22/bbl	16
WTI Fixed – Buy	1.5 MMbbls	January 2024 – December 2024	US$73.69/bbl	(4)
Power Swap Contracts				2
Renewable Power Contracts				18
Other Financial Positions (5)				(20)
Total Fair Value				12
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual contracts with varying terms, the longest of which is 13 months.
(4)    WTI futures contracts are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of the below on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2023	Sensitivity Range	Increase	Decrease
Power Commodity Price	± C$20.00/MWh (1) Applied to Power Hedges	92	(92)
(1)One thousand kilowatts of electricity per hour (“MWh”).
A sensitivity analysis for the following fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions was found to result in a nominal unrealized gain (loss) impacting earnings before income tax:
•A US$10.00 per barrel increase or decrease in the benchmark crude oil and benchmark condensate commodity price (primarily WTI).
•A US$2.50 per barrel increase or decrease in the WCS (excluding the Hardisty location) and condensate differential price.
•A US$5.00 per barrel increase or decrease in the WCS differential price.
•A US$10.00 per barrel increase or decrease in refined products commodity prices.
•A US$1.00 per one thousand cubic feet increase or decrease in the Henry Hub commodity price.
•A US$0.50 per one thousand cubic feet increase or decrease in natural gas basis prices.
•A $0.05 increase or decrease in the U.S. to Canadian dollar exchange rate.
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at December 31, 2023, approximately 83 percent (December 31, 2022 – 85 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 98 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at December 31, 2023 (December 31, 2022 – 0.4 percent).

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	35

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings, and by ensuring that it has access to multiple sources of capital. As disclosed in Note 14, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at the bottom of the commodity price cycle to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2023	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	5,480	—	—	—	5,480
Short-Term Borrowings	179	—	—	—	179
Contingent Payments	168	—	—	—	168
Lease Liabilities (2)	438	712	569	2,635	4,354
Long-Term Debt (2)	313	792	3,007	7,145	11,257

As at December 31, 2022	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,124	—	—	—	6,124
Short-Term Borrowings	115	—	—	—	115
Contingent Payments	271	167	—	—	438
Lease Liabilities (2)	426	746	596	2,889	4,657
Long-Term Debt (2)	401	983	2,014	11,196	14,594
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

24. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

As at December 31,	2023	2022
Total Current Assets	9,708	12,430
Total Current Liabilities	6,210	8,021
Working Capital	3,498	4,409
As at December 31, 2023, adjusted working capital, which excludes the current portion of the contingent payments, was $3.7 billion (December 31, 2022 – $4.7 billion).
Changes in non-cash working capital is as follows:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2023	2022	2023	2022
Accounts Receivable and Accrued Revenues	1,411	719	314	838
Income Tax Receivable	(283)	30	(295)	(58)
Inventories	559	29	216	(143)
Accounts Payable and Accrued Liabilities	(754)	(136)	(685)	(524)
Income Tax Payable	(56)	123	(1,112)	1,000
Total Change in Non-Cash Working Capital	877	765	(1,562)	1,113

Net Change in Non-Cash Working Capital – Operating Activities	949	673	(1,193)	575
Net Change in Non-Cash Working Capital – Investing Activities	(72)	92	(369)	538
Total Change in Non-Cash Working Capital	877	765	(1,562)	1,113

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	36

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrant Purchase Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2021	—	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	34	—	—
Repayment of Long-Term Debt	—	—	—	(4,149)	—
Principal Repayment of Leases	—	—	—	—	(302)
Base Dividends Paid on Common Shares	(682)	—	—	—	—
Variable Dividends Paid on Common Shares	(219)	—	—	—	—
Dividends Paid on Preferred Shares	(26)	—	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(29)	—
Finance and Transaction Costs	—	—	—	(28)	—
Lease Additions	—	—	—	—	25
Base Dividends Declared on Common Shares	682	—	—	—	—
Variable Dividends Declared on Common Shares	219	—	—	—	—
Dividends Declared on Preferred Shares	35	—	—	—	—
Exchange Rate Movements and Other	—	—	2	512	156
As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	58	—	—
Repayment of Long-Term Debt	—	—	—	(1,346)	—
Principal Repayment of Leases	—	—	—	—	(288)
Base Dividends Paid on Common Shares	(990)	—	—	—	—
Dividends Paid on Preferred Shares	(36)	—	—	—	—
Payment for Purchase of Warrants	—	(711)	—	—	—
Finance and Transaction Costs	—	(2)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(84)	—
Finance and Transaction Costs	—	2	—	(19)	—
Lease Acquisitions	—	—	—	—	33
Lease Additions	—	—	—	—	57
Lease Divestitures	—	—	—	—	(11)
Base Dividends Declared on Common Shares	990	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	6	(134)	31
As at December 31, 2023	9	—	179	7,108	2,658

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	37

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023

25. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2023	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,018	1,927	1,680	1,663	1,641	15,738	24,667
Product Purchases	617	—	—	—	—	—	617
Real Estate	57	57	59	63	58	604	898
Obligation to Fund HCML	94	94	94	89	52	90	513
Other Long-Term Commitments (3)	417	194	184	175	166	965	2,101
Total Commitments	3,203	2,272	2,017	1,990	1,917	17,397	28,796
(1)Includes transportation commitments that are subject to regulatory approval or were approved, but are not yet in service of $13.0 billion. Terms are up to 20 years on commencement. Estimated tolls are subject to change pending review by the Canada Energy Regulator.
(2)As at December 31, 2023, includes $2.1 billion related to long-term transportation and storage commitments with HMLP.
(3)The Company acquired $538 million of commitments as part of the Toledo Acquisition on February 28, 2023.
There were outstanding letters of credit aggregating to $364 million (December 31, 2022 – $490 million) issued as security for financial and performance conditions under certain contracts. Subsequent to December 31, 2023, Cenovus entered into a new transportation commitment for $587 million.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

26. PRIOR PERIOD REVISIONS
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) and segment disclosures was revised for classification changes.
In September 2023, the Company made adjustments to ensure the consistent treatment of sales between segments and to correct the elimination of these transactions on consolidation. The following adjustments were made:
•Report Conventional segment sales between segments on a gross basis, which resulted in a reclassification between gross sales and transportation and blending expense.
•Report sales of feedstock between the Oil Sands, Conventional and U.S. Refining segments on a net basis, which resulted in a reclassification between gross sales and purchased product.
Offsetting adjustments were made to the Corporate and Eliminations segment. The above items had no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.
It was also identified that the elimination of sales of diluent, natural gas and associated transportation costs between segments were recorded to the incorrect line item in the Corporate and Eliminations segment. The adjustment resulted in an understatement of operating expense, overstatement of purchased product and an overstatement of transportation and blending expense on the Consolidated Statements of Earnings (Loss). There was no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	38

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2023
The following table reconciles the amounts previously reported in the Consolidated Statements of Earnings (Loss) and segmented disclosures to the corresponding revised amounts:
Three and Twelve Months Ended December 31, 2022

	Three Months Ended December 31, 2022			Twelve Months Ended December 31, 2022
Oil Sands Segment	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Gross Sales	6,731	(78)	6,653	34,775	(92)	34,683
Purchased Product	594	(78)	516	4,810	(92)	4,718
	6,137	—	6,137	29,965	—	29,965

Conventional Segment
Gross Sales	1,131	22	1,153	4,332	107	4,439
Transportation and Blending	37	22	59	143	107	250
	1,094	—	1,094	4,189	—	4,189

U.S. Refining Segment
Gross Sales	6,608	(78)	6,530	30,310	(92)	30,218
Purchased Product	5,747	(78)	5,669	26,112	(92)	26,020
	861	—	861	4,198	—	4,198

Corporate and Eliminations Segment
Gross Sales	(1,749)	134	(1,615)	(7,464)	77	(7,387)
Purchased Product	(1,320)	168	(1,152)	(5,533)	341	(5,192)
Transportation and Blending	(136)	(128)	(264)	(664)	(511)	(1,175)
Operating	(352)	94	(258)	(1,270)	247	(1,023)
	59	—	59	3	—	3

Consolidated
Purchased Product	6,908	12	6,920	33,801	157	33,958
Transportation and Blending	2,826	(106)	2,720	11,530	(404)	11,126
Operating	1,362	94	1,456	5,569	247	5,816
	11,096	—	11,096	50,900	—	50,900

Cenovus Energy Inc. – Q4 2023 Interim Consolidated Financial Statements	39